UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______*)

BULLDOG TECHNOLOGIES INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

12022E 10 8
(CUSIP Number)

copy to: Virgil Hlus Clark, Wilson Barristers & Solicitors Patent & Trade-Mark Agents 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	12022E 10 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JOHN COCKBURN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
John Cockburn is a Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,510,000 shares of common stock beneficially owned
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
4,510,000 shares of common stock beneficially owned
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,510,000 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.27%, based on 19,382,900 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
John Cockburn - IN

Item 1. Security and Issuer

This Statement relates to common shares without par value of Bulldog Technologies Inc. (formerly Northward Ventures, Inc.) (the "Issuer"). The principal executive offices of the Issuer are located at #127 - 11180 Coppersmith Place, Richmond, BC V7A 5G8.

Item 2. Identity and Background

John Cockburn is the President and Chief Executive Officer of Bulldog Technologies Inc., with an address at #128 - 11180 Coppersmith Place, Richmond, British Columbia Canada.

During the last five years, Mr. Cockburn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). During the last five years, Mr. Cockburn was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Cockburn beneficially owns a total of 4,510,000 shares of common stock of the Issuer on November 10, 2003 of which 3,000,000 shares of common stock are held by Rosedene Investments Limited, 145,000 shares of common stock are held by Jan Roscovich and 200,000 shares of common stock are held by John Cockburn Family Trust. John Cockburn acquired beneficial ownership of 4,045,000 shares of the Issuer's common stock pursuant to an Agreement and Plan of Merger Agreement dated October 28, 2003, whereby Bulldog Technologies Inc., a Nevada corporation, ("Bulldog Nevada") merged with Bulldog Acquisition Corp., a Nevada corporation and a wholly-owned subsidiary of the Issuer. As a result of the merger, all of the stockholders of Bulldog Nevada received one share of common stock of the Issuer for each share of Bulldog Nevada that they owned. The consideration received by the Issuer were the shares of Bulldog Nevada.

John Cockburn acquired beneficial ownership of 465,000 shares of the Issuer's common stock in a share exchange transaction, pursuant to a Share Purchase Agreement with Bulldog Technologies Inc., a British Columbia corporation ("Bulldog BC"), whereby the Issuer acquired 695,800, or 98%, of the shares of Bulldog BC in exchange for issuing 695,800 shares of the Issuer's common stock. The stockholders of Bulldog BC were entitled to receive one share of the Issuer's common stock for each share of Bulldog BC. After the acquisition closed on November 10, 2003, Bulldog BC became the Issuer's subsidiary. The consideration received by the Issuer were the shares of Bulldog BC.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for the Issuer to acquire each of Bulldog Nevada and Bulldog BC.

Other than any shares or other securities of the Issuer that Mr. Cockburn may receive as compensation from the Issuer, Mr. Cockburn does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. Cockburn beneficially owns an aggregate of 4,510,000 shares of common stock (23.27%) of the Issuer. Of the 4,510,000 shares, 200,000 shares held indirectly through John Cockburn Family Trust, a family trust controlled by John Cockburn, 145,000 shares are held by Jan Roscovich, spouse of John Cockburn and 3,000,000 shares held indirectly through Rosedene Investments Limited, a company owned and controlled by John Cockburn.

Mr. Cockburn has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 4,510,000 shares of common stock (23.27%) of the Issuer.

Other than described in Item 3 above, Mr. Cockburn has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Agreement and Plan of Merger dated October 28, 2003 between Northward Ventures Inc., Bulldog Technologies Inc., a Nevada corporation, Bulldog Acquisition Corp. and John Cockburn.

10.2 Share Purchase Agreement dated October 28, 2003 between Northward Ventures Inc., Bulldog Technologies Inc., a British Columbia company, John Cockburn and the remaining shareholders of Bulldog Technologies Inc., a British Columbia company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2003	/s/ John Cockburn
Signature
John Cockburn
Name/Title